EXHIBIT 2.4






                           SHARE EXCHANGE AGREEMENT
                                  BETWEEN
                              LOTUS PACIFIC, INC.
                                     AND
                                 ARESCOM  INC





                                 March 15, 1999





    THIS SHARE EXCHANGE AGREEMENT (this "Agreement") is entered into effective as of March 15, 1999, by and between Lotus Pacific, Inc., a corporation registrated in the State of Delaware (hereinafter "Lotus") and Arescom Inc., a high tech corporation of California (hereinafter "Arescom"). Each of Lotus and Arescom is also referred to as a "Party", collectively the "Parties".

                                 RECITALS


    WHEREAS, Arescom has 33,466,667 shares of capital stock and stock option currently issued and outstanding;

     WHEREAS, Arescom desires to issue another 142,673,690 shares, which shall constitute eighty one percent (81%) of all the capital stock of Arescom (hereinafter the "Arescom Shares"), to Lotus in exchange for $30,000,000 worth of the Common Stock shares of Lotus (hereinafter the "Lotus Shares");

    WHEREAS, Lotus desires to acquire 81% of Arescom's equity interest with its Common Stock shares;

    WHEREAS, Lotus desires to invest additional $10,000,000 of capital in Arescom;

    NOW, THEREFORE, in consideration of the premises and the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:


1.    SHARE EXCHANGE AND CAPITAL INVESTMENT

   a. Share Exchange. Arescom shall issue one hundred forty two million six hundred seventy three thousand six hundred and ninety (142,673,690) shares of the common stock of Arescom, which shall constitute eighty one percent (81%) of all the capital stock of Arescom, to Lotus in exchange for $30,000,000 worth of shares of Common Stock of Lotus, which shall be issued to Arescom's shareholders. The number of the Lotus Shares issued shall be determined by the four-week average market closing price. The said four-week period shall start at two two weeks before the signing of the Agreement and end at two weeks after the signing of the Agreement.

   b. Capital Investment. Lotus agrees to invest additional $10,000,000 of capital in Arescom after the signing of this Agreement.

   c. The Lotus Shares. Pursuant to the Rule 145 of the Securities Act of 1933, as amended, the Lotus shares issued to Arescom shall bear a restricted legend with a holding period of one (1) year. However, all shareholders of Arescom agree that all the Lotus Shares issued to Arescom's shareholders shall be restrictively held by Mr. Max Lu, President of Arescom Inc. and the Representative of Arescom's shareholders, not to sell until the day that Arescom reaches its annual sales of fifteen million ($15,000,000) US dollars and annual net income before income tax of three million ($3,000,000) US dollars.

   d. The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur upon execution and delivery of this Agreement by the Parties together with all documents, instruments, and agreements referred to herein by the respective parties referred to in such documents, instruments, and agreements. The date on which the Closing occurs shall be referred to as the "Closing Date". The Closing shall occur at such location and at such time as the Parties shall mutually agree.

   e.   Deliveries at the Closing.

        i.  Arescom's Obligation at Closing.  A the Closing, Arescom will:

           (1) deliver to Lotus a stock certificate or stock certificates representing and evidencing the Arescom Shares, endorsed in blank or accompanied by duly executed assignment documents or stock powers sufficient to transfer good and marketable title to the Arescom Shares to Lotus; and

           (2) execute and deliver this Agreement and all other documents, instruments, and agreements referred to herein or contemplated hereby.

        ii. Lotus's Obligation at Closing.  A the Closing, Lotus will:

            (1) deliver to Arescom a corporate resolution representing and evidencing that the Board of Directors of Lotus has authorized to issue $30,000,000 worth of Common Stock shares of Lotus to Arescom's shareholders, and authorized the Corpotation's stock transfer agent to issue such number of Common Stock shares of Lotus to Arescom's shareholders within four weeks after the Closing based on the list provided by Arescom; and

            (2) execute and deliver this Agreement and all other documents, instruments, and agreements referred to herein or contemplated hereby.

2. REPRESENTATIONS AND WARRANTIES

   a. Representations and Warranties of Arescom. Arescom hereby represents and warrants to Lotus that the statements contained in this Section 2.a. are correct and complete as of the Closing Date. Notwithstanding Lotus' due diligence investigation of Arescom, Arescom may rely on the representations and warranties contained in this Section 2.a.

       i. Authorization to Issue Shares of Common Stock. Arescom has currently 33,466,667 shares of capital stock and stock option issued and outstanding, and Arescom is duly authorized to issue 142,673,690 shares of its capital stock shares, which shall constitute eighty one percent (81%) of all the capital stock of Arescom, to consummate the transaction contemplated hereby.

      ii. Authorization of Transaction. Arescom has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

      iii. Noncontravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any governing law or other restrictions of any governmental authority to which Arescom is subject, or
           (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, permit, governmental approval, certificate, instrument, or other arrangement to which he is a party or by which he is bound or to which any of his assets or properties is subject.

       iv. Broker's Fees. Arescom has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Arescom could become liable or obligated.

       v. Disclosure. The representations and warranties contained in this Section 2.a. do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 2.a. not misleading.

   b. Representations and Warranties of Lotus. Lotus hereby represents and warrants to Arescom that the statements contained in this Section 2.b are correct and complete as of the Closing Date. Moreover, notwithstanding Arescom's due diligence investigation of Lotus, Arescom may rely on the representations and warranties contained in this
      Section 2.b.

      i. Organization of Lotus. Lotus is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.
      ii. Authorization of Transaction. Lotus has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

     iii. Authorization to Issue Shares of Common Stock. Lotus is duly authorized to issue $30,000,000 worth of shares of common stock to consummate the transaction contemplated hereby.

     iv. Noncontravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any governing law or other restrictions of any governmental authority to which Lotus is subject, or any provision of its charter or bylaws, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, or cancel, or require any notice under any aggrements, contract, lease, license, permit, governmental approval, certificate, instrument, or other arrangement to which it is a party or by which it is bound or to which any of its assets or properties is subject.

      v. Broker's Fees. Lotus has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Lotus could become liable or obligated.

      vi. Disclosure.  The representations and warranties contained in this
          Section 2.b. do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 2.b. not misleading.

3.   MISCELLANEOUS

     a. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     b. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and assigns. No Party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other; provided, however, that such consent shall not be unreasonably withheld.

     c. Counterparts. This Agreement may be executed by facsimile signature and in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     d. Headings. The section headings contained herein are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     e. Notices. All Notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then five (5) business days after) it is sent by air mail, postage prepaid, and address to the intended recipient as set forth below:

         Lotus Pacific, Inc.
         200 Centennial Avenue
         Suite 201
         Piscataway, NJ 08854

         Arescom Inc.
         46724 Lakeview Blvd.
         Fremont, CA 94538

         Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, recognized overnight or international courier, messenger service, confirmed telecopy, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient or receipt is confirmed by a third party or by electronic means. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

   f. Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, U.S.A., without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other state or jurisdiction) that would cause the application of the laws of any state or jurisdiction other than the State of Delaware.

   g. Amendments and Waivers. No amendments of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenants hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder to affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

    h. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any state or jurisdiction shall not affect the validity or enforceability of the remaining terms and provision hereof or the validity or enforceability of the offending term or provision in any other situation or in any other state or jurisdiction.

    i. Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

    j. Construction: Official Version. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

    k. Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breach of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the U.S.A. or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or equity.

   IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the date first above written.



LOTUS PACIFIC, INC.



By:   /s/ James Yao
________________________________
        James Yao

Title:  Chairman of Lotus Pacific, Inc.




ARESCOM INC
Representative of Shareholders of Arescom Inc.


By:   /s/ Max Lu
______________________________
          Max Lu


Title:    President of Arescom Inc. and
          Representative of Shareholders of Arescom Inc.